October 16, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Rito Group Corp.

Form S-1

Filed August 12, 2015

File No. 333-206319

To the men and women of the SEC:

On behalf of Rito Group Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 10, 2015 addressed to Mr. Choi, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on August 12, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations related to your intended business. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

COMPANY RESPONSE

We believe that we have more than no or nominal operations. Thus far we have also generated revenue in the amount of $3,406. Our amended business plan clearly illustrates our current level of operations and the operations that are taking place at this time that substantiate our claim that we have more than minimal or nominal operations. We believe we are not deemed to be a shell company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

COMPANY RESPONSE

We have not, and no one has been authorized to, provide any written communications to potential investors, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act.

Prospectus Cover Page

3. Please revise to leave the date of the prospectus at the bottom of the cover page undated as that date should approximate the date of the effectiveness of the registration statement. Please see Rule 423 of Regulation C.

COMPANY RESPONSE

We have revised the bottom of the cover page so that the date of the prospectus is undated. We will revise this date when it seems the Company is closer to effectiveness.

Prospectus Summary

The Company, page 2

4. We note your disclosure that “[your] activities have been limited to developing [your] business and financial plans.” Accordingly, please revise the second paragraph to state clearly that the company is a developmental stage company. Briefly discuss what has been accomplished and what remains to be accomplished for you to develop your platform and generate meaningful revenues. Clarify that you have not yet engaged in any material operations to date. This comment also applies to your Description of Business section.

COMPANY RESPONSE

Since we have generated revenue (although minimal) from direct sales to consumers without our E-Commerce Platform we do not believe it is necessary to add that we have not engaged in any material operations to date.

We have however, added the following to page 2 and 15:

“We are a development stage Company. Thus far the Company has been actively searching for Companies that may be interested in listing their own products for sale on our (to be developed) E-Commerce site which we plan to establish in the next year. At this time the Company has been actively reaching out to third party website developers, one of whom we will select following this offering to design and code our online E-Commerce platform. We are currently attempting to establish concrete physical agreements with the Companies we have been in discussions with, regarding listing their products on our future E-Commerce Site in exchange for a fee or commission to be agreed upon by both parties.

Before we are able to generate substantive revenues, we believe we will need our E-Commerce Site to be completed and fully functional, to the point a buyer could purchase a product, and we will also need physical agreements with vendors to list their products on our E-Commerce Site. We believe that the timeline to achieve both of these activities is about 8 months.

Thus far all of our revenues have been generated through commissions our Chief Executive Officer Mr. Choi Tak Yin, Addy, received for selling goods of local retailers in Hong Kong to personal acquaintances. The selling of these goods was done directly without any E-Commerce platform.”

5. Please reconcile your statements that you “believe [you] need to raise $1,500,000 from the sale of 1,000,000 shares at $1.50 to fully execute [your] business plan over the next 12 months” with your statement that “the funds raised in this offering, even assuming [you] sell all the shares being offered, may be insufficient to carry out [your] intended business operations.”

COMPANY RESPONSE

We believe the above does not need be reconciled. The statement “We believe we need to raise $1,500,000 from the sale of 1,000,000 shares at $1.50 to fully execute our business plan over the next 12 months” simply states that the amount of 1.5 million dollars is the amount we believe we will need to fully execute our business plan over the next 12 months. It does infer that this amount will in actuality be enough to do so and we originally added the term “we believe” because it may in fact cost more or less.

Because of this the following statement, “The funds raised in this offering, even assuming we sell all the shares being offered, may be insufficient to carry out our intended business operations” does not seem inappropriate or contradictory in any sense as we can not (at this time) know with certainty the exact total costs to execute our business plan over the next 12 months.

We have however added the following on page 2 to clarify: In order to fully execute our business plan over the next 12 months, while we believe it will cost $1,500,000 it may in fact cost more or less.

6. You state that Mr. Choi may be unwilling to advance “any additional capital” to the company. Yet there does not appear to be disclosure elsewhere in your prospectus regarding any loans from Mr. Choi to the company. Please advise.

COMPANY RESPONSE

The previous is a clerical error. We have changed “any additional capital” to “any capital” on page 3.

Our Offering, page 3

7. We note your disclosure here and throughout the prospectus that there is a potential conflict of interest for Mr. Choi because he will be selling shares on behalf of the company while simultaneously selling his own shares. Please clarify the plan of distribution as to which shares Mr. Choi intends to sell first, including whether it will be Mr. Choi or investors who will determine if they are subscribing for shares being sold by the company or by Mr. Choi. Please disclose, if true, that Mr. Choi is under no obligation to sell the company’s shares first before selling his own shares.

COMPANY RESPONSE

We have added the following to page 1, and 3: Please note that at this time Mr. Choi intends to sell the Company’s shares prior to selling his own shares, although he is under no obligation to do so. Mr. Choi will decide whether shares are being sold by the Company or by himself.

Risk Factors, page 5

General

8. We note that the company’s principal executive office is located in Hong Kong. It also appears that you have non-U.S. resident officers and directors. Please provide risk factor disclosure that discusses the enforceability of the civil liability provisions of the U.S. federal securities laws against the company’s officers and directors and company assets located in foreign jurisdictions.

COMPANY RESPONSE

We have added the following Risk Factor on page 5:

Our Principal executive office is located in Hong Kong and our Company has non-U.S. resident officers and Directors. As such, it may be difficult to pursue legal action against our Company or Directors.

Due to the fact that our Company’s executive office is located in Hong Kong and our Company has non-U.S. resident officers and Directors. The enforceability of civil liability provisions of the U.S. federal securities laws against the company’s officers and directors and company assets located in foreign jurisdictions will be limited, if possible at all.

9. It appears that you have not yet fully developed a platform and that substantial additional development work will be required. Accordingly, please add a risk factor that discusses the uncertainties related to the developmental status of your e-commerce platform, making clear that you do not yet have an operational platform.

COMPANY RESPONSE

We have added the following Risk Factor on page 6:

We are currently in the planning stages of developing our platform, Rito Online Mall, and any number of issues may occur during the development process that could significantly hamper our progress in developing our platform.

While we are currently in the planning and development stages of our online platform, Rito Online Mall, we have pieces of the site planned in print form and ready to be transferred to the website. That being said, the physical coding and development of the website has not yet commenced, and during the period of tie in which we begin to fully develop and create our online platform any number of unforeseen errors and problems may occur. In the event that problems occur in the development of our site, then the end product will be delayed and our business may not begin generating substantial revenue as quickly as we anticipate.

10. You state that your “marketplaces and platform generate and process a large quantity of transaction[s], demographic and behavioral data” (page 6) and that “growing portions of Asia’s consumers are accessing [your] platform” (page 7), which is inconsistent with the description of your business activities in Note 4 to your financial statements, wherein you state that your “online trading business has not yet launched.” Revise your disclosure to ensure that you accurately characterize the current state of your business operations.

COMPANY RESPONSE

We have amended the risk factors on page 6 and page 7 to accurately reflect that Rito Online Mall is in the development stage and not currently in operation. Our statements to the contrary were a clerical error and have been amended accordingly.

General domestic and international economic conditions…, page 6

11. Please reconcile statements regarding “consulting services” and the “sale of [your] services” with the online retail business you describe elsewhere in your prospectus.

COMPANY RESPONSE

We have amended the risk factor on page 6 to remove references to consulting services and instead focus upon the sale of goods on the Rito Online Mall as we have described elsewhere in the prospectus.

Management’s Discussion and Analysis

Results of Operations for the Period from August 12, 2014 (Inception) to June 30, 2015, page 12

12. You indicate that you generated $3,406 in revenue as of June 30, 2015. However, because you state that your “online trading business has not yet launched” in Note 4 to your financial statements, please tell us what consideration you gave to describing your business as a development stage business and explain how the company generated these revenues and what products were sold considering your platform is not yet operational.

COMPANY RESPONSE

We believe we are in the development stage due to the fact that we are in the early stages in development of our business plan. As mentioned on page 2 and 15 herein with this amendment “our revenues have been generated through commissions our Chief Executive Officer Mr. Choi Tak Yin, Addy, received for selling goods of local retailers in Hong Kong to personal acquaintances. The selling of these goods was done directly without any E-Commerce platform.”

Liquidity and Capital Resources, page 12

13. You state at the outset of your Management’s Discussion and Analysis section that your “cash balance is not sufficient to fund [your] limited levels of operations for any period of time” and that you require further funding “in order to implement [your] plan of operations for the next twelve-month period.” In discussing your expected liquidity needs, please state the minimum number of months that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources. In addition, quantify the anticipated costs and amount of additional capital that will be needed in order to fund the company’s projected operations and satisfy its obligations for a minimum of twelve months from the date of the prospectus and the anticipated source(s) of that cash. Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company’s financial condition and the likelihood it will be able to pursue its business plan. For guidance, see Section III.C of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

COMPANY RESPONSE

We have amended our use of proceeds section to include funds allocated to our reporting requirements. Additionally, we have amended our Management’s Discussion and Analysis accordingly.

14. Please disclose the material amounts of cash and cash equivalents disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. Also, disclose the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

COMPANY RESPONSE

The following has been added to page 12:

Currency Exchange

As of June 30th 2015 the cash and cash equivalents disaggregated by currency denomination are as follows:

Rito Group Corp.	HK 530,400 (equivalent to USD 68,000)
Sino Union International Limited	HKD 3,500 (equivalent to USD 452)
Rito International Company Limited	HKD 16,692 (equivalent to USD 2154) RMB 1335 (equivalent to USD 172)

Currently, there are no restrictions on the foreign exchange and transfer of cash between our entities, across borders and between U.S. investors. All the banks accounts of above entities are open at HSBC in Hong Kong. So the entities can freely transfer cash between entities.

Cash Provided by Financing Activities, page 12

15. You state here that you received “working capital in the amount of $84,500 for [your] operating purpose.” Elaborate to explain the source of this working capital.

COMPANY RESPONSE

We have added the following to page 12: The source of the $84,500 is from a combination of funds received from Honk Kong investors, who are now also some of our shareholders of Rito Group Corp, and from our current directors of Rito Group Corp.

Industry Overview, page 13

16. With respect to third-party statements in your prospectus, such as the data attributed to Euromonitor, Neilsen, Mastercard Worldwide, PayPal and Boston Consulting Group, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources. With regard to statements based upon your internal data and your management’s understanding of industry conditions, please clearly identify those statements as management’s belief or opinion.

COMPANY RESPONSE

We have amended the industry overview section as appropriate and provided links to the information disclosed throughout this section. All of our sources are publicly available, and that has been reflected in the overview as well.

Description of Business, page 14

17. We note your current business is the sale of miscellaneous retail goods. Describe the manner in which you currently offer and sell such goods and describe the products you offer. If your future business is an online platform for the sale of the same retail goods, please state that this platform is not yet operational. Please also describe in sufficient detail the types of products you intend to offer for sale and whether you intend to hold those products in inventory or if third parties will utilize your platform to sell their own products. If you intend to hold inventory, tell us why you have not allocated any of your use of proceeds from this offering for that purpose.

COMPANY RESPONSE

We have added the following to clarify the sale of goods we refer to: “To date the goods sold have been sold through the individual efforts of our management by selling to personal contacts, and the sales have consisted of stainless steel and crystal accessories from Steela + Steelo as well as cookware from Malox. These goods are described in greater detail later in the business overview.”

We have added the following to address that out platform is not yet operational: “ The Rito Online Mall has not yet been developed and is not operational at this time."

In the Company’s opinion we believe that we have fully disclosed the goods we plan, at this time, to offer on the Rito Online Mall in sufficient detail under the heading: Our Future Featured Products on the ‘Rito Mall’.

The plan of the company is not to hold inventory and the reason is because we will have display pieces in the physical store location that customers can look at and demo but that will not be for sale. We recognize that this was not displayed clearly and accurately in the business plan, and so we have amended accordingly.

18. Disclose in greater detail how you expect to generate revenues from your business. In this regard, we note your statement that the goal of the company’s website will be to attract customers “to first go online and then shop offline to pick up the products they find online.” Yet elsewhere in this section you describe the Rito Online mall as a “platform for merchants and customers to facilitate transactions.” Please clarify whether you will be selling any products directly through your website, whether you intend to open retail stores, whether you will generate fees from vendors who will set up storefronts on your platform or in what other ways the company intends to generate revenue.

COMPANY RESPONSE

Our statement regarding purchasing products in a physical retail space was a clerical error. We have removed this reference and clarified the process we intend to follow in order to generate revenue with the following statement: “We are in the midst of creating a new online platform called the Rito Online Mall which will feature products from many different retailers, disclosed in greater detail below, in order to generate revenue from the sale of these products. We will also have a physical location which will have display pieces of the items available on our platform for consumers to look at and test prior to purchasing the products online.”

19. Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how you intend to meet each of the milestones if you cannot receive funding. You should address how your business goals and objectives will change based on the size of your completed offering and net proceeds actually received. To the extent you discuss future plans, like opening showrooms in Asia, developing your website and hiring staff and consultants, the discussion should be balanced to include time frames for implementing such plans and any uncertainties or obstacles involved before the planned operations can commence.

COMPANY RESPONSE

We have added the below to page 15:

The following is our detailed disclosure of the the milestones we feel are necessary to fully implement our aforementioned business plan. As mentioned in other areas of this registration statement we plan to use the proceeds from this offering to pay for the expenses associated with each milestone. If we do not have enough funds to pay for any of the following steps our Chief Executive Officer Choi Tak Yin Addy has verbally stated that he may be willing to loan or advance capital to us. He does not, however, have any obligation to provide or loan such funds. If such funds are not provided we would have to allocate funds to a lesser extent to the each respective step in the process. The primary obstacle we see at this point is having enough funds to carry out the below, and all other risks we have disclosed in the risk factor section herein.

The below amounts we believe are necessary for each step are based on the sole opinion of the Company.

Month 1: Conduct market research on how to target our prospective buyers and drive traffic to our E-Commerce Platform. We believe we will need to allocated $50,000 to this step. Throughout the twelve months we believe we will have a total of $25,000 in offering expenses and $25,000 in legal expenses. We also believe that we will incur around $50,000 over the twelve months in reporting requirements.

Month 2:  We believe that at this point in time we will need to allocate $50,000 to website development. However, as website development is an ongoing process this fee may be broken into smaller increments over the next few months until development is finalized.

Month 3: We will begin our marketing efforts in this month and believe we will spend around $40,000 this month, and $40,000 for this purpose every month hereafter for a total of $400,000.

Month 4: We will purchase office equipment to furnish our offices, and we anticipate the total cost of this will be around $50,000.

Month 5: During this month we anticipate that our expenses will consist of marketing expenses, as described in month three.

Month 6: We will seek out independent consultants who will assist us with business development. We anticipate this will cost us around $50,000 this month and for every month hereafter for a total of $350,000.

Month 7: During month 7 we will begin recruiting and hiring staff. We are unsure on the month to month distribution of the funds we have allocated for this purpose, as it depends upon how many staff we are able to acquire each month. That being said, we anticipate a total expenditure of $400,000 for this purpose. We will also need to train our new staff, which we have allocated $50,000 dollars for over the remaining months.

Month 8: We anticipate that we will complete development of the Rito Online Mall at this point in time. If this is the case then we also anticipate we will begin generating revenue at this point. We will need to allocate around $50,000 for IT support when the platform is live, but the month to month breakdown is unclear at this point.

Months 9-12: We will have no unique expenses during these months, as far as we are aware. Out expenses will consist of marketing, consultant fees, recruitment and hiring of staff, as well as training of staff. The breakdown of what we anticipate these fees will be has been disclosed in the previous months.

Use of Proceeds, page 15

20. Your statement on page 11 that your chief executive officer intends to lend you the funds to complete the registration process is inconsistent with your indication here that the costs will come from the proceeds of the offering. Please revise to clarify.

COMPANY RESPONSE

We have amended the risk factor on page 11 to clarify the above.

Dilution, page 17

21. We note your definition of net tangible book value in the first paragraph on page 17. However, you calculations of net tangible book value did not subtract intangible assets in computing amounts as of June 30, 2015. Please advise or revise.

COMPANY RESPONSE

We have revised our dilution table to include deduction of intangible assets.

Selling Shareholders, page 18

22. Please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by Rito Group Holding Ltd, China South Telecom Group Company Limited, and Greenpro Venture Capital Limited. Refer to Item 507 of Regulation S-K and, for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance´s Compliance and Disclosure Interpretations of Regulation S-K.

Please also provide this information in a footnote to the beneficial owner table on page 25.

COMPANY RESPONSE

The following has been added to page 18 and page 25:

*Rito Group Holding Ltd. is 100% owned by Mr. Chan Kin Wah.

*China South Telecom Group Company Limited is 90% owned by Mr. Wong To. The remaining 10% is owned by Mr. Huang Jinwang.

*Greenpro Venture Capital Limited is 50% owned by Mr. Lee Chong Kuang and 50% owned by Mr. Loke Che Chan Gilbert.

23. Please clarify your disclosure to identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. If a selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that:

- the seller purchased the securities to be resold in the ordinary course of business; and

- at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Alternatively, please disclose that the stockholder is an underwriter.

COMPANY RESPONSE

We have added the following to the bottom of page 18: Both Mr. Choi Tak Yin Addy and Mr. Or Ka Ming are deemed to be underwriters of this offering.

Plan of Distribution, page 19

24. We note your indication on the prospectus cover page that your chief executive officer is deemed to be an underwriter of this offering. Please state as much here and elaborate upon why you characterize him as such and whether Mr. Or is also an underwriter in this offering. Provide us with your analysis as to whether this offering is by or on behalf of the issuer, addressing all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretations 612.09, available on our website. Alternatively, please revise the registration statement to name Mr. Choi and Mr. Or as underwriters, disclose that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections.

COMPANY RESPONSE

We have amended pages 1, 3, 11, and 19 to clarify the offering is at a fixed price and that both Mr. Choi and Mr. Or are both deemed to be underwriters of this offering.

Patents, Trademarks and Intellectual Property, page 22

25. You note the company’s investment in an e-commerce customer relationship management system. Please describe more clearly how this management system is intended to contribute to your business and the development of the Rito Online mall and clarify whether this management system is owned or licensed by you.

COMPANY RESPONSE

We have added the following disclosure to page 22 under the section titled Patents, Trademarks and Intellectual Property:

“This management system is owned by Rito Group Corp. At present, it should be noted that this management system is in the development stage, and while plans have been created for how this system will work and how it will be designed, it is not finalized and operational at this point in time.

We believe that through utilizing an E-commerce Customer Relationship Management System, in conjunction with Rito Online Mall, we can better communicate with our future clients as well as improve efficiency of sales conducted through the platform. The various features of the E-commerce Customer Relationship Management System, and the methods through which we believe we will utilize this system through the Rito Online Mall, are as follows:”

Directors and Executive Officers and Corporate Governance

Choi Tak Yin Addy, Chief Executive Officer, page 22

26. We note that your biography of Mr. Choi implies that he has experience ranging from “legal compliance, accounting and auditing to capital raising, shares issuing and initial public offering, mergers and acquisitions, to small and medium-sized enterprises and corporate clients.” Yet it is not clear based on his described prior business experience where such varied expertise was developed. Please advise and clarify your disclosure accordingly.

COMPANY RESPONSE

We have amended Choi Tak Yin Addy’s biography, by removing the statements referenced in the above comment, in order to only provide information that is strongly supported by his prior business experience.

Financial Statements and Exhibits, page F-1

27. You disclose that the financial statements were prepared with the pooling of interest method. Please tell use your basis in U.S. GAAP for using the pooling of interest method to prepare your financial statements.

COMPANY RESPONSE

The statement was incorrectly stated on page F-1 and it has been removed. Prior to the Reorganization, we believe Rito Group Corp. was considered a shell company, as defined in SEC Rule 12b-2. Therefore, for financial reporting purposes, the Reorganization is being accounted for as a reverse-merger and recapitalization of Rito Group Corp.

For details, please refer to the notes to consolidated financial statements part 1 - “DESCRIPTION OF BUSINESS AND ORGANIZATION.”

Report of Independent Registered Accounting Firm, page F-2

28. We note from your filing that you are incorporated in Nevada and your corporate office is located in Hong Kong. However, we note that your independent registered public accounting firm is located in Kuala Lumpur, Malaysia. Describe to us your selection of an audit firm and tell us how your auditor was able to conduct its audit of a Hong Kong company from Malaysia. Include a discussion of where the audit work was principally conducted, where you conduct your operations, where you maintain your records, and the nature of any association the company has with operations in Kuala Lumpur.

COMPANY RESPONSE

Our selection of the current audit firm was based mainly upon an introduction facilitated by one of our shareholders who has various business partners in Malaysia. Due to the fact that our operations are conducted primarily in Hong Kong, and our books and records are also maintained in our Hong Kong office, the audit firm sent its auditors from Malaysia to Hong Kong in order to audit our Company in person. Currently, we do not have any operational associations with any companies located in Kuala Lumpur.

Note 1. Description of Business and Organization, page F-7

29. Please tell us your basis in U.S. GAAP for using the Rito International August 12, 2014 date of inception as opposed to the Sino Union January 3, 2014 date of inception.

COMPANY RESPONSE

Prior to the reverse merger between the Company and Sino Union, Rito International was the primary revenue generator via the sale of retail goods. As a result it has become a wholly owned subsidiary of Sino Union through the share allotment on May 5, 2015. Subsequently, the management of Sino Union became the controlling management of Rito International. As a result, the merger between Sino Union and Rito International was treated as a reverse acquisition, with Rito International deemed the accounting acquirer and Sino Union deemed the accounting acquiree under the acquisition method of accounting in accordance with FASB ASC Section 805-10-55. The reverse acquisition is deemed a capital transaction and the date of inception of Rito International on August 12, 2014 is adopted for financial statement reporting purposes.

30. Please provide us with your analysis of how you determined Sino Union was deemed the accounting acquirer and Rito Group Corp was deemed the accounting aquiree in the May 15, 2014 share exchange transaction. Refer to ASC 805-10-55-10 through 15.

COMPANY RESPONSE

The following is our analysis as to how the above was determined:

ASC Topic	Content	Analysis
805-10-55-11	In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfer the cash or other assets or incurs the liabilities	There was no transferring cash or other assets or by incurring liabilities between Rito Group Corp. and Sino Union.
805-10-55-12	In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interest. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree.	On May 15, 2015, Rito Group Corp. acquired all of the issued and outstanding shares of Sino Union from the shareholder of Sino Union, in exchange for 100,000 shares of its common stock. As the merger between Rito Group Corp. and Sino Union was effected primarily by exchanging equity interests and treated as a reverse acquisition, Rito Group Corp., the issuing entity was deemed as the accounting acquiree and Sino Union was deemed as the accounting acquirer.
805-10-55-13	The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.	Sino Union has consolidated total assets value of approximately $95,000, which is larger than Rito Group Corp. with total assets value of approximately $68,000. Also the wholly owned subsidiary of Sino Union, Rito International, is the primary revenue generator engaged in trading of retail goods. On the other hand, prior to the reorganization, Rito Group Corp. is considered as a shell company with no business operations. As a result, Sino Union was deemed as the accounting acquirer and Rito Group Corp. was deemed as the accounting acquiree.
805-10-55-14	In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities.	Only Rito Group Corp. and Sino Union were involved in the share exchange transaction.
805-10-55-15	A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14.

i)           Rito Group Corp. was incorporated on March 24, 2015;

ii)          Sino Union was incorporate on January 3, 2014;

iii)        Rito International, the company with primary business operations, was incorporated on August 12, 2014.

As Sino Union existed before Rito Group Corp., Sino Union was deemed as the accounting acquirer and Rito Group Corp. was deemed as the accounting acquiree.

31. You disclose that your historical equity is the historical equity of Sino Union retroactively restated to reflect the number of shares issued by you in the transaction. Please tell us what the amount of net assets, capital stock, additional paid in capital and retained earnings/deficit of Sino Union was just prior to the share exchange transaction. Also, explain to us how the retained earnings or deficit of Sino Union was carried forward in the financial statements.

COMPANY RESPONSE

As of June 30, 2015, the consolidated amount of net assets, capital stock, additional paid in capital and accumulated deficit of Sino Union prior to the share exchange transaction was as follow:

Net assets	(16,241)
Capital stock	84,500
Additional paid in capital	-
Other comprehensive income	19
Accumulated deficit **	(100,760)

** This is the accumulated deficit of Sino Union which carried forward in the consolidated financial statements as of June 30, 2015 as follow:

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2015
STOCKHOLDERS’ EQUITY
Capital stock	5,052
Additional paid in capital	147,448
Other comprehensive income	19
Accumulated deficit **	(100,760)
51,759

Item 16. Exhibits to Registration Statement, page 27

32. Please tell us why you did not include the share/merger exchange agreement with Sino International Limited as an exhibit. Refer to Items 601(b)(2) and (10) of Regulation S-K.

COMPANY RESPONSE

We have attached the above agreement herein as exhibit 10.1.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 16, 2015

/s/ Choi Tak Yin Addy

Choi Tak Yin Addy

Chief Executive Officer